[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 25, 2012

BY HAND AND EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tumi Holdings, Inc.
Registration Statement on Form S-1
Filed December 13, 2011
File No. 333-178466

Dear Mr. Reynolds:

On behalf of Tumi Holdings, Inc. (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on December 13, 2011.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 9, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

John Reynolds

Securities and Exchange Commission

January 25, 2012

General

1.	Please add to the registration statement all information that is currently omitted and that is not subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

The Company acknowledges the Staff’s comment and confirms that it will provide all omitted information not subject to Rule 430A in a subsequent pre-effective amendment to the Registration Statement when such information is available. Additionally, the Company will allow the Staff adequate time to review the Company’s complete disclosure prior to any distribution of preliminary prospectuses. The Company also acknowledges that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering range, or the number of shares to be offered on the cover.

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

The Company acknowledges the Staff’s comment and confirms that, prior to the effectiveness of the Registration Statement, the Company will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

The Company acknowledges the Staff’s comment and confirms that it will submit any artwork that it intends to use in the prospectus, when determined, supplementally to the Staff. The Company further acknowledges that it will not include such artwork in any preliminary prospectus distributed to prospective investors prior to the time the Staff completes its review.

4.	Please provide us with supplemental support for your factual assertions throughout the prospectus. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus. In addition, please provide us with the basis for the following statements:

•	We have a significant and loyal consumer base (page 1);

John Reynolds

Securities and Exchange Commission

January 25, 2012

•	We are a leading premium lifestyle brand (page 2); and

•	We believe we have a market opportunity to more than triple our current number of company-owned retail and outlet stores over the long term (page 4).

The Company is furnishing to you supplementally support for its factual assertions in the prospectus. Each source is clearly marked to highlight the portion that contains such information and includes a cross-reference to the appropriate part of the prospectus.

5.	Please revise your prospectus to clarify the meaning of compound annual growth rate the first time the term is used.

The disclosure on page 1 has been revised in response to the Staff’s comment.

6.	Please note that if your registration statement is not effective within 45 days of the end of your fiscal year, you will need to update your filing to include audited financial statements for the year ended December 31, 2011 to comply with Rule 3-12(d) of Regulation S-X.

The Company acknowledges the Staff’s comment and confirms that it will include updated financial statements in the Registration Statement when required by Rule 3-12(d) of Regulation S-X.

Prospectus Summary

Overview, page 1

7.	We note your disclosure that you have grown at a compound annual growth rate of 12% in net sales and 16% in operating income from 2005 though the last 12 months ended September 25, 2011. To provide balance to your summary section, please provide your growth rate for the previous 1 year and 3 years, or tell us why such information would not be useful to investors.

The Company respectfully advises the Staff that it disclosed the compound annual growth rates for the period from 2005 through the last twelve months ended September 25, 2011 since those figures approximate the Company’s results while under the control of Doughty Hanson, which acquired the Company in November 2004.

The Company’s 1-year annual growth rate in net sales and operating income was 33% and 53%, respectively, and its 3-year compound annual growth rate in net sales and operating income was 11% and 50%, respectively, in each case through the last twelve months ended September 25, 2011. The Company notes these figures surpass or are consistent with the compound annual growth rates presented in the first paragraph on page 1. The Company believes that adding these figures into the first paragraph would significantly increase the paragraph’s size and interrupt the paragraph’s flow, making the paragraph more difficult to read without providing prospective investors the balancing disclosure sought by the Staff’s comment.

John Reynolds

Securities and Exchange Commission

January 25, 2012

The Company, however, advises the Staff that it has revised the disclosure on page 57 in response to the Staff’s comment to add the 1-year annual growth and 3-year compound annual growth rates disclosure in the Business section, should prospective investors seek to obtain this information elsewhere in the prospectus.

Our Competitive Strengths, page 2

8.	We note your reference on page 3 to the survey conducted by Northstar Research Partners that you commissioned. Please either file a consent from Northstar Research Partners pursuant to Rule 436 under the Securities Act of 1933, as amended, or explain to us why you believe you are not required to do so.

The Company has filed the consent of Northstar Research Partners as exhibit 23.3 in response to the Staff’s comment.

9.	To balance your disclosure, please revise the “Strong and profitable revenue growth” paragraph on page 3 to include net income information for the relevant periods.

The Company respectfully advises the Staff that it believes adding net income to the “Strong and profitable revenue growth” paragraph would not provide meaningful additional information to prospective investors. As disclosed in the Registration Statement, the Company intends to use the net proceeds it receives from the initial public offering (the “IPO”) to repurchase all its consolidated preferred stock. Therefore, from and after the IPO, the preferred stock will have no effect on the Company’s results.

As explained in notes 2 and 13 to the Company’s consolidated financial statements included in the Registration Statement, accretion of dividends on the Company’s mandatorily redeemable preferred stock and preferred equity interests is recorded as an expense on the Company’s consolidated income statement. The effect of preferred dividend expense was significant in all periods reported in the prospectus:

	Nine months ended		Year ended December 31,
	September 25, 2011	September 26, 2010	2010	2009	2008
	(dollars in thousands)
Net income (loss)	$3,808	$(6,361)	$104	$(16,028)	$(12,094)
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	17,143	15,584	20,779	18,890	17,173

Net income before preferred dividend expense (non-cash)	$20,951	$9,223	$20,883	$2,862	$5,079

Highlighting measures that reflect the effect of preferred dividend expense, when such effect – as discussed above – will not continue post-IPO, may confuse or mislead prospective investors who attribute value principally to the Company’s post-IPO results.

John Reynolds

Securities and Exchange Commission

January 25, 2012

The Company respectfully advises the Staff that it selected to present only net sales, operating income and operating margin (all GAAP measures) in the “Strong and profitable revenue growth” paragraph since the Company believes it is a more meaningful presentation of the Company’s operating results and would facilitate comparisons with other companies’ operating results.

Growth Strategy, page 4

10.	We note your disclosure that you have opened 21 stores since December 31, 2008. Please balance your disclosure by providing yearly store openings for each year covered.

The disclosure on pages 4 and 59 has been revised in response to the Staff’s comment.

Risk Factors, page 12

11.	Please tell us what consideration you have given to including a risk factor addressing the risks, if any, associated with your outstanding debt. In this regard, we note that your total debt was $70 million as of September 25, 2011.

The Company advises the Staff that the $70 million of total debt as of September 25, 2011 represents remaining refinanced acquisition indebtedness originally incurred when Doughty Hanson acquired the Company in 2004. Although the Company has from time to time drawn down on its revolving line of credit when short-term liquidity needs have arisen, its primary source of liquidity has been cash flows from operations. The Company has been steadily reducing its total debt over time:

	December 31,					Sep. 25
	2006	2007	2008	2009	2010	2011
	(in thousands)
Long-term debt (including current portion)	$119,293	$115,500	$114,000	$97,000	$76,000	$70,000

The Company expects its cash flows from operations to continue to be its principal source of liquidity going forward, and expects to continue to opportunistically pay down its long-term debt in the future.

In light of these factors, the Company determined that its outstanding debt is not a specific, material risk associated with the Company’s business or its offering pursuant to Item 503(c) of Regulation S-K.

“Our business is subject to risks inherent in global sourcing,” page 12

12.	It appears that this risk factor addresses the risks associated with cost increases from several items including limited raw materials, petroleum and petroleum products, labor

John Reynolds

Securities and Exchange Commission

January 25, 2012

and labor law compliance; disruptions or delays in shipments; product quality, political and economic unrest and natural or man-made disasters. As written, this risk factor is overly broad to properly address the risks presented by each of these items. To the extent your bulleted items are material, please revise your risk factors section to describe each risk individually. Note that each risk factor should describe a single, material risk associated with your business or your offering.

The disclosure on pages 12 through 15 has been revised in response to the Staff’s comment.

“If we are unable to respond effectively to changes in market trends…,” page 17

13.	It appears that this risk factor also addresses more than one risk. In particular, it appears to address the risk that you will be unable to anticipate and respond to changes in consumer preferences and also that you may be unable to introduce new customers to the Tumi brand. Please revise to address these risks separately.

The disclosure on page 18 has been revised in response to the Staff’s comment to address the risks separately.

Management’s Discussion and Analysis of Financial Condition…, page 38

Financial Results, page 41

14.	We note your disclosure on page 75 that adjusted EBITDA is a key financial metric which you use to assess your business performance. We also note your use of “average sales per square foot in company-owned stores” as a performance measure. Given this, please tell us whether management considers either or both measures to be key performance indicators. If so, please revise your MD&A to discuss them and any other key performance indicators which you have identified. See Section I.B of Commission Interpretive Release No. 33-8350 (2003).

The Company advises the Staff that its management considers both Adjusted EBITDA and average sales per square foot in company-owned stores to be key performance indicators. Therefore, the disclosure on page 41 has been revised in response to the Staff’s comment to discuss the Company’s key performance indicators.

15.	We note from your financial statements on page F-3 and F-19 that your inventories have increased substantially since December 31, 2009. Please revise your MD&A to discuss the amount of inventory you are carrying. Your discussion should address the trend of your inventory increasing over time and whether this is due to expansion of your business or your inability to sell.

The disclosure on page 51 has been revised in response to the Staff’s comment.

John Reynolds

Securities and Exchange Commission

January 25, 2012

New Credit Facility, page 51

16.	Please revise your disclosure to provide additional details about the terms of your new credit facility including amount borrowed, borrowing capacity, interest rate and any material financial covenants which you may be required to maintain.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s negotiations of the terms of its new credit facility are ongoing. The Company will include additional details about such terms, when available, in a subsequent pre-effective amendment to the Registration Statement.

Pro Forma Contractual Obligations, page 52

17.	We note that you have not included obligations related to your existing debt facility in your disclosures of your contractual obligations and understand that you are presenting your contractual obligations on a pro forma basis. Please address the following points:

•

Explain why you have not included the obligations under your existing credit facility as of the latest fiscal year balance sheet date as required by Item 303(a)(5) of Regulation S-K 303(5) in your table of contractual obligations.

•	Clarify whether you will be using any of the proceeds of the offering to make payment on your existing debts.

The disclosure on page 53 has been revised in response to the Staff’s comment to include the Company’s contractual obligations table as of December 31, 2010, including obligations under its existing credit facility. The Company advises the Staff that, in accordance with the “Use of Proceeds” section in the prospectus, it does not intend to use any proceeds from the sale of shares by the Company in the offering to make payment on its existing debts.

Business, page 56

Our Competitive Strengths, page 56

18.	We note your statement on page 57 that your “products are created to surpass and redefine industry standards for design, performance and style.” Please revise your disclosure to clarify what you mean by “industry standards.” To the extent that there are standards established for your products by a third-party, such as standards body or industry organization, please revise your disclosure to describe them.

The disclosure on pages 3 and 58 has been revised in response to the Staff’s comment.

19.	We note your statement on page 57 that you “have received numerous industry awards for innovation and design excellence.” Please describe for us that nature of these awards.

John Reynolds

Securities and Exchange Commission

January 25, 2012

The Company has received the following industry awards:

•

In 2008, 2009 and 2010, the Company was awarded various “leading edge” awards by Executive Travel Magazine. The “leading edge” awards recognize companies that the readers and subscribers consider to provide the best products and services in various travel-related fields. In 2008, 2009 and 2010, the Company won first place for best briefcase and second place for best carry-on case. In 2008 and 2009, the Company won first place for best laptop case, and second place for best laptop case in 2010.

•	In 2009, the Company’s Alpha 22 suitcase won the Consumer Reports’ award for best carry-on luggage, where the rating criteria included durability, capacity and functionality.

•	In 2011, Travel and Leisure Magazine recognized the Company’s Vapor line of luggage as the best luggage in its design awards competition, which was selected by a panel of jurors from various fields.

•

The Company’s T-Tech line received two 2012 International Consumer Electronics Show (“CES”) innovations design and engineering awards, which consisted of an award in the computer accessories category (for its expandable cooling hub) and an award in the portable power product category (for its international travel adapter). The CES innovation awards recognize new products in various fields, as determined by a panel of independent industrial designers and independent engineers.

Compensation Discussion and Analysis, page 74

20.	Please update your disclosures for the fiscal year ended December 31, 2011.

The disclosure in the Compensation Discussion and Analysis section and the remainder of the Executive Compensation disclosure has been updated for the year ended December 31, 2011 in response to the Staff’s comment.

Determining the Amount of Each Component of Compensation, page 75

Performance-based cash bonus, page 75

21.	We note your disclosure that if the performance thresholds set by your board of directors are not attained, no bonus is paid with respect to such metric. We also note your table on page 76 showing the threshold, target, and maximum level of adjusted EBITDA for which a bonus will be paid. Please revise this section to describe how much bonus will be paid upon the attainment of threshold, target or maximum levels of adjusted EBITDA. See Item 402(b)(1)(v) of Regulation S-K.

The disclosure in the Compensation Discussion and Analysis section under the headings “Performance-based cash bonus” and “2011 Grants of Plan-Based Awards” on pages 77 and 80 has been revised in response to the Staff’s comment.

John Reynolds

Securities and Exchange Commission

January 25, 2012

22.	We note your disclosure on page 76 that pursuant to the terms of their employment agreements Messrs. Griffith and Mardy are eligible to receive annual bonuses of up to 100% and 40%, respectively, of their base salaries. In view of these limits, and your achievement of more than the maximum amount of the Adjusted EBITDA target, please clarify for us how you determined the amounts of the 2010 awards shown for Messrs. Griffith and Mardy in the non-equity incentive plan compensation column of the summary compensation table on page 78.

In response to the Staff’s comment, the Company advises the Staff that, consistent with its annual incentive plan for 2010, each of the Company’s named executive officers had the opportunity to earn bonuses with respect to financial performance in 2011 based on (i) achievement of a minimum or “threshold” goal for Adjusted EBITDA that must be achieved prior to the payment of any annual incentive bonus, (ii) achievement of a budgeted or “target” Adjusted EBITDA goal, which if met would result in an annual incentive bonus for each named executive officer determined in the discretion of the Board but guided by a budgeted amount for each executive equal to approximately 40% of the executive’s base salary and (iii) the potential to earn an incrementally higher annual incentive bonus based on performance in excess of the target goal. With respect to 2011, the target Adjusted EBITDA goal was $62.0 million, the maximum Adjusted EBITDA goal was $75.0 million and the minimum Adjusted EBITDA goal was $58.0 million, below which no bonus would be paid. The disclosure on pages 81 and 82 has been revised to clarify that the employment agreements reflect eligibility to earn a target annual incentive bonus, to be awarded ultimately by the board of directors in its discretion, as follows: for Mr. Griffith, between 40% and 50%, but with the potential to increase up to 100%, of his base salary, and for the remaining named executive officers, 40% of their base salary. In 2011, based on the Company’s achievement of Adjusted EBITDA of approximately $72.0 million (16% in excess of the targeted goal), the board of directors determined to award bonuses that were incrementally higher than the budgeted 40% of base salary for each named executive officer as set forth below. In addition to the Company’s achievement in excess of its target financial goal, the board of directors considered the budgeted amount for each named executive officer under the incentive plan, the Company’s ability to pay bonuses in excess of the budgeted amount without adversely affecting its earnings and the individual contributions of each named executive officer. Messrs. Griffith, Mardy, Hurwitz, Krantzler and Nelson received 2011 bonuses of $450,000, $240,000, $165,000, $165,000 and $110,000, respectively, based on these considerations.

Bonus Agreement with Mr. Griffith, page 77

23.	Please expand your disclosure in this section to provide the formula used to determine the amount Mr. Griffith will be paid. Also, describe whether any special bonus paid to Mr. Griffith will be paid in cash or equity.

The disclosure on page 78 has been revised in response to the Staff’s comment.

John Reynolds

Securities and Exchange Commission

January 25, 2012

Principal and Selling Stockholders, page 84

24.	Please revise the entries for Messrs. Hanson and Duchesne in the “Shares beneficially owned before this offering” column to include the shares they hold through Officers Nominees Limited and revise the table accordingly. In addition, please provide us with an analysis regarding how you determined that Messrs. Hanson and Duschesne’s beneficial ownership should not include shares owned by the Doughty Hanson entities.

The disclosure on pages 86 and 87 has been revised in response to the Staff’s comment. Additionally, the Company advises the Staff that because Mr. Duchesne is not related to any entity that may be deemed to control the Doughty Hanson funds, his beneficial ownership does not include shares owned by the Doughty Hanson funds, except for the 1,466 shares Mr. Duchesne holds through Officers Nominees Limited.

Certain Relationships and Related Party Transactions, page 86

Registration Rights Agreement, page 86

25.	Please revise your disclosure to provide a brief description of the registration rights created by the November 17, 2004 registration rights agreement. Please make conforming revisions on page 95, too.

The disclosure on page 88 has been revised in response to the Staff’s comment. The disclosure on page 96 contains a cross reference to the disclosure on page 88.

Description of Capital Stock, page 88

26.	In the italicized introductory paragraph, please revise your disclosure to remove the reference to the qualifying of your disclosure by reference to the DGCL. Please refer to Rule 411(a) under the Securities Act.

The disclosure on page 90 has been revised in response to the Staff’s comment.

Certain Material U.S. Federal Income Tax Consequences …, page 97

27.	Please revise the heading to this section to remove the word “certain.”

The disclosure on pages i and 98 has been revised in response to the Staff’s comment to delete the word “Certain” from the heading section.

John Reynolds

Securities and Exchange Commission

January 25, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Segment Reporting, page F-11

28.	We note your disclosures indicating that you are in the process of determining the amount of goodwill to allocate to each of your reportable segments and that your current disclosures do not comply with FASB ASC Section 350-20-50. We understand that you will complete this process in the fourth quarter of 2011 and remind you to include the required disclosures in your next amendment.

The Company respectfully advises the Staff that it has not completed the process of determining the amount of goodwill to allocate to each of its four reportable segments, the process is ongoing, and it will provide the requisite allocated goodwill disclosures in compliance with FASB ASC Section 350-20-50 when the process is completed. The Company expects that it will complete the process and include such disclosures in the first pre-effective amendment to the Registration Statement that includes the audited consolidated financial statements for the year ended December 31, 2011. The Company has revised its segment reporting policy on page F-11 to disclose that goodwill will be presented by reportable segments in its audited consolidated financial statements for the year ended December 31, 2011.

As disclosed on page F-11 of the Amendment, the Company became subject to and adopted the provisions of the FASB’s guidance for segment reporting in the third quarter of 2011. Prior to that time, the Company had one reportable segment. By the third quarter of 2011, several changes were made in the way management managed the Company’s business:

•

managers began to receive discrete responsibility for the Company’s direct-to consumer businesses in North America, direct-to-consumer businesses internationally, indirect-to-consumer businesses in North America and indirect-to-consumer businesses internationally;

•

the Company began reporting operating profit and loss for each of the four segments to provide managers with visibility of each segment’s operating results and to facilitate the managers’ ability to manage each segment based on that segment’s performance; and

•	the Company’s chief operating decisions makers began to use this discrete segment information to allocate resources to individual segments and to assess the performance of each segment.

As such, beginning only in 2011, the Company has four reportable segments.

John Reynolds

Securities and Exchange Commission

January 25, 2012

Note 9 – Credit Facilities, page F-24

29.	We note your disclosures indicating that you recorded the termination of your former credit facility with RBS and entrance into a new credit facility with Wells Fargo as a modification of debt. However, your disclosures also appear to indicate that the lenders involved in your current debt facility are different than those that participated in your former facility. Please explain how your accounting for this transaction as a modification of debt rather than an extinguishment complies with FASB ASC Paragraph 470-50-40-22 and FASB ASC Subtopic 405-20, citing the specific accounting literature that supports your view.

The Company advises the Staff that its entry into a new debt facility on October 29, 2010 was in effect an exchange of a debt instrument between existing banks in the loan syndicate. All four lenders under the new debt facility were lenders under the former debt facility. Wells Fargo Bank, National Association, replaced the Royal Bank of Scotland as the administrative agent. Three lenders under the former debt facility did not participate in the new debt facility, but each of the four banks that remained in the loan syndicate increased its loan commitment compared with their outstanding portion of the loan balance under the former debt agreement, so that the amount borrowed under the new debt facility ($77,500,000) was almost equivalent to the amount of the loan outstanding under the former debt facility as of October 29, 2010. Therefore, in connection with the refinancing, each of the seven banks either increased or reduced its exposure to the Company’s loan, but the Company did not receive any funds to pay off its former debt facility. The Company believes the debt transfer among the banks meets the criteria of ASC 470-50-55-6, Transactions Among Debt Holders. The banks that participated in the new debt facility were acting as principals in this transaction.

In accordance with FASB ASC 470-50-40, the Company treated the refinancing of its debt among the existing banks, in a non-troubled debt situation as described above, as a modification of debt. The present value of the effect on the Company’s future cash flows under the terms of the new debt facility was less then 10% of the remaining cash flows under the terms of the former debt facility. In addition, the calculated net present value cash flow change on the two debt facilities in accordance with FASB ASC 470-50-40-12 was less than 1%. Therefore, the loans are not deemed to be substantially different, which qualifies the new facility for treatment as a debt modification.

Exhibits

30.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Company will file all remaining exhibits to the Registration Statement as soon as they become available. With respect to the “form of” underwriting agreement, the Company respectfully notes that pursuant to Item 601(b)(1) of Regulation S-K, the form of underwriting agreement may be filed if the terms of such document have not been determined.

John Reynolds

Securities and Exchange Commission

January 25, 2012

Therefore, the Company does not intend on filing a final, executed underwriting agreement.

* * * * *

John Reynolds

Securities and Exchange Commission

January 25, 2012

Please telephone the undersigned at (212) 735-3574 if you have any questions or require any additional information.

Very truly yours, /s/ David J. Goldschmidt

cc:	Adam F. Turk, Securities and Exchange Commission

Dietrich King, Securities and Exchange Commission

Craig Arakawa, Securities and Exchange Commission

Melissa Rocha, Securities and Exchange Commission

Jerome Griffith, Tumi Holdings, Inc.

LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP